Primary Business Name: CODA MARKETS, INC.   **BD Number: 36187**

BD - AMENDMENT

09/30/2019

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?

⦿ Yes ⦾ No

Ownership Codes: **NA - less than 5%**   **B - 10% but less than 25%**   **D - 50% but less than 75%**

            A - 5% but less than 10%   **C - 25% but less than 50%**   **E - 75% or more**

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
CESTARO, PASQUALE III	I	CHIEF SALES OFFICER	11/2016	NA	Y	N	1857399
MEADE, CHRISTOPHER HILARY	I	CHIEF COMPLIANCE OFFICER	03/2014	NA	Y	N	2629159
MEGENITY, BRIAN MCDONALD	I	FINOP, PRINCIPAL FINANCIAL OFFICER, PRINCIPAL OPERATIONS OFFICER	10/2009	NA	N	N	2889637
OMALLEY, EDWARD GEORGE	I	PRESIDENT AND REGISTERED PRINCIPAL	04/2009	NA	Y	N	5090003
PDQ ENTERPRISES LLC	DE	OWNER	10/2008	E	Y	N	20-0244327
WALLACH, JASON JON	I	CHIEF OPERATING OFFICER	10/2008	NA	Y	N	4918286